Exhibit 99.20

CONSENT OF KNIGHT PIESOLD LIMITED

We consent to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to our name and to the reference to the report entitled the “Technical Report Disclosing the Results of the Feasibility Study on the Nechalacho Rare Earth Elements Project” dated May 31, 2013, effective April 17, 2013 (the “Technical Report”), and the information derived from the Technical Report, included in the Annual Information Form of the Company for the year ended August 31, 2013 (the “AIF”).

We also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-190771), as amended, filed with the United States Securities and Exchange Commission, of the references to our name, the Technical Report and the information derived from the Technical Report in the AIF, which are included in the annual report on Form 40-F.

KNIGHT PIESOLD LIMITED

Dated: November 29, 2013

/s/ Robert A. Mercer
Name: Robert A. Mercer
Title: Managing Principal